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                               January 21, 2021

       Steven Lisi
       Chief Executive Officer
       Beyond Air, Inc.
       825 East Gate Blvd., Suite 320
       Garden City, NY 11530

                                                        Re: Beyond Air, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 12,
2021
                                                            File No. 001-38892

       Dear Mr. Lisi:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal No. 5, page 39

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the Exchange Act. In
that regard, we note that Section 27 of the Exchange Act creates exclusive federal
jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or
the rules and regulations thereunder. If this provision does not apply to actions
arising under the Exchange Act, please also ensure that the exclusive forum provision in the
governing documents states this clearly, or tell us how you will inform investors in
future filings that the provision does not apply to any actions arising under the Exchange Act.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven Lisi
Beyond Air, Inc.
January 21, 2021
Page 2

       Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.



                                                        Sincerely,
FirstName LastNameSteven Lisi
                                                        Division of Corporation
Finance
Comapany NameBeyond Air, Inc.
                                                        Office of Life Sciences
January 21, 2021 Page 2
cc:       Stephen M. Nicolai, Esq.
FirstName LastName